UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2023 RESULTS1,2

Santiago, Chile, February 27, 2024 – CCU announced today its consolidated financial and operating results for the fourth quarter 2023, which ended December 31, 2023.

•	Consolidated Volumes decreased 7.6%. Volume variation per Operating segment was as follows:
o	Chile (7.3)%
o	International Business (8.3)%
o	Wine (8.8)%
•	Net sales were down 25.5%
•	Gross profit decreased 25.6%
•	EBITDA reached CLP 110,556 million, a 9.9% decline. EBITDA margin expanded 334 bps, from 16.0% to 19.3%. EBITDA variation per Operating segment was as follows:
o	Chile 20.9%
o	International Business (53.7)%
o	Wine (21.3)%
•	Net income reached a gain of CLP 41,729 million a 10.9% contraction
•	Earnings per share reached CLP 112.9 per share

Key figures	4Q23	4Q22	Δ % / bps	YTD23	YTD22	Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	9,332	10,097	(7.6)	33,137	34,321	(3.4)
Net sales	572,607	768,362	(25.5)	2,565,556	2,711,435	(5.4)
Gross profit	264,269	355,086	(25.6)	1,186,944	1,196,510	(0.8)
EBIT	85,038	93,676	(9.2)	253,283	231,431	9.4
EBITDA	110,556	122,725	(9.9)	379,402	357,929	6.0
EBITDA margin %	19.3	16.0	334 bps	14.8	13.2	159 bps
Net income	41,729	46,853	(10.9)	105,653	118,168	(10.6)
Earnings per share (CLP)	112.9	126.8	(10.9)	285.9	319.8	(10.6)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 4Q23 compared to 4Q22, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During 2023 we posted a recovery in our operating results and profitability in spite of a volatile business environment, a particularly difficult year for the wine export business, and Argentina’s macroeconomic conditions. Our consolidated EBITDA grew 6.0%, and the EBITDA margin improved 159 bps, driven by our main Operating segment, Chile, which expanded EBITDA by 24.8%, more than offsetting a 37.4% drop in the Wine Operating segment and a 16.0% contraction in the International Business Operating segment, which includes Argentina. Net income reached CLP 105,653 million contracting 10.6%. The driver for the better operational results was the execution of our regional plan “HerCCUles” which encompasses six pillars: (1) maintain business scale, (2) strengthen revenue management efforts, (3) deliver efficiency gains through our Transformation program, (4) optimizing CAPEX and working capital, (5) focusing on core brands and high volume/margin innovations, and (6) continue investing in our brand equity. I would like to briefly mention some of the highlights of the year for each pillar.

In terms of pillar #1, consolidated volumes in 2023 were 3.4% below last year, mainly driven by a lower consumption in Argentina throughout the year, a tough scenario for Chilean wine exports, and a deceleration in volumes in Chile during the second semester. Nonetheless, we maintained relative scale by keeping/increasing market share in our main categories. As for pillar #2, we executed revenue management initiatives in all our geographies, especially noticeable in Chile, where average prices increased 7.9%, being key to recover margins, offsetting cost and expenses pressures and negative mix effects. Regarding pillar #3, we were able to deliver efficiencies during the year, as total expenses, including manufacturing costs and MSD&A expenses, as a percentage of Net sales were stable at 47.7% in 2022 and 2023. In terms of pillar #4, we recovered our cash generation mainly due to a reduction in working capital versus 2022, CAPEX optimization, and a higher EBITDA. Finally, in line with pillar #5 and #6, we reduced the number of SKU’s, allowing us to focus in core brands and profitable innovations, reducing the complexity of our operation, and we posted solid levels of brand equity.

From a quarterly perspective, consolidated EBITDA reached CLP 110,556 million, down 9.9%, and EBITDA margin was up from 16.0% to 19.3%. it is important to mention that the sharp devaluation of the ARS against the USD generated a material impact in our results in 4Q23. The Argentine currency jumped 131.0% from 350.0 ARS/USD as of September 30th 2023 to 808.5 ARS/USD as of December 31st 2023. Thus, according to IAS 29 from IFRS, accumulated results in Argentina as of September 30th 2023, are updated to prices and exchange rate levels to the end of period. This generated a loss of CLP 24,018 million in consolidated EBITDA3 (a loss of CLP 7,476 million in 4Q22), of which CLP 22,804 million are accounted in the International Business Operating segment (CLP 7,275 million in 4Q22) and CLP 1,215 million are accounted in the Wine Operating segment (CLP 201 million in 4Q22). Excluding these effects, consolidated EBITDA would have reached CLP 134,574 million in 4Q23 expanding 3.4% versus 4Q22.

In terms of our segments, in the Chile Operating segment top line decreased 2.2% in 4Q23, due to a 7.3% contraction in volumes, partially compensated with 5.5% higher average prices. Lower volumes were mostly related to a weakening demand, which was especially affected by unfavorable weather conditions, while prices were driven by revenue management initiatives. EBITDA reached CLP 86,925 million, increasing 20.9%, and EBITDA margin improved from 14.2% to 17.5%. In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales dropped 90.3%, mainly as a result of a contraction of 89.4% in average prices in CLP, due to the impact of hyperinflation accounting stated above, as prices in local currency evolved in line with inflation. Volumes contracted 8.3%, fully explained by Argentina, as all the other geographies posted positive volume growth. EBITDA reached CLP 22,096 million, a 53.7% contraction. In the Wine Operating segment, revenues were down 11.7%, mainly explained by an 8.8% decrease in volumes, driven by a 10.2% decrease in the Chile domestic market and a 5.6% contraction in exports from Chile. Average prices contracted by 3.1%, also due to the impact of hyperinflation accounting stated above in our wine business in Argentina, and a stronger CLP against the USD which impacted negatively our export revenues, partially offset by revenue management initiatives in our domestic markets. EBITDA reached CLP 10,539 million, decreasing 21.3%.

Regarding our main JVs and associated businesses, from a yearly perspective, in Colombia volumes contracted low-single digit in 2023, in a scenario of weaker consumption. In Argentina, our water business recorded mid-single digit growth in volumes, despite the complex economic environment, explained by the strength of the brands and a successful route-to-market integration of this business into our operations.

In 2024 we will continue working under our three strategic pillars: Growth, Profitability and Sustainability, and we will keep implementing “HerCCUles”. We know that the environment in the region will continue to be challenging, nonetheless we expect to be able to continue on the recovery path of our financial results and profitability.

Finally, I would like to thank all our employees. Given their hard work and commitment with CCU we have been able to navigate challenging years. We will continue working united to sustain a path of profitable and sustainable growth.

3 See Exhibit 7

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)
•	Net sales were down 25.5%, explained by a 19.4% decline in average prices in CLP and 7.6% drop in consolidated volumes. In terms of average prices in CLP, the drop was explained by: (i) an 89.4% contraction in the International Business Operating segment, fully related to a negative translation effect in our results in Argentina from the sharp depreciation of the ARS against the USD due to the application of hyperinflation accounting, as in local currency average prices increased in line with inflation, (ii) a 3.1% decrease in the Wine Operating segment mainly due to the impact of hyperinflation accounting stated above in our wine business in Argentina and a stronger CLP against the USD which impacted negatively our export revenues, partially offset by revenue management initiatives in our domestic markets, and (iii) these effects were partially offset by a 5.5% growth in the Chile Operating segment, explained by revenue management initiatives. Regarding volumes, the decline was driven by: (i) a 7.3% contraction in the Chile Operating segment, due to a weakening demand, which was especially affected by unfavorable weather conditions, (ii) a 8.3% decrease in the International Business Operating segment, fully explained by a tough economic environment in Argentina, while all the other geographies posted positive volume growth, and (iii) a 8.8% drop in the Wine Operating segment, driven by both lower volumes in exports from Chile and in our domestic markets.
•	Cost of sales were down 25.4%, explained by weaker volumes and a 19.3% decrease in Cost of sales per hectoliter in CLP. The Chile Operating segment reported flat Cost of sales per hectoliter, as higher costs in sugar were offset by better prices in aluminum, PET, energy and efficiency gains in manufacturing costs. In the International Business Operating segment, the Cost of sales per hectoliter contracted 91.6% in CLP, largely explained by the translation effect from the application of hyperinflation accounting mentioned above, as in local currency costs were higher due to larger cost in raw materials, inflationary pressures, and the negative impact from the 356.2%[4] devaluation of the ARS against the USD in our USD-linked costs. In the Wine Operating segment, the Cost of sales per hectoliter contracted 9.8%.
•	Gross profit reached CLP 264,269 million, a 25.6% decrease, while Gross margin was stable at 46.2%. The latter was almost fully driven by Argentina, while the Wine Operating segment contracted 2.3% and the Chile Operating segment, expanded Gross profit by 4.0%.
•	MSD&A expenses were down 30.6% and, as a percentage of Net sales, contracted 236 basis points. The decrease was mostly caused by the currency translation effect in Argentina, while in local currency, MSD&A expenses in Argentina grew due to inflationary pressures. In the Chile Operating segment, MSD&A expenses were down 1.9%, mainly explained by lower volumes and efficiencies. In the Wine Operating segment MSD&A expenses grew by 16.1%, driven by marketing expenses, due to phasing.
•	EBIT reached CLP 85,038 million, down 9.2%, largely explained by the sharp devaluation of the ARS against the USD during the quarter and the application of hyperinflation accounting, which generated a material impact in our results in 4Q23[3]. Accordingly, the lower EBIT was mostly driven by the International Operating segment, specifically by Argentina, posting a decrease of 41.5% and, in a lower extent, the 28.3% contraction in the Wine Operating segment. Nonetheless, our main segment, Chile, expanded EBIT by 26.1%, associated with revenue management initiatives, a lower Cost of sales and a decrease in MSD&A expenses.
•	EBITDA reached CLP 110,556 million, down 9.9%. As described in EBIT, the drop in EBITDA was largely associated by the sharp devaluation of the ARS against the USD during the quarter and the application of hyperinflation accounting, which generated a material impact in our results in 4Q23[3]. Thus, the International Business Operating segment contracted by 53.7%, while the Wine Operating segment dropped 21.3%. On the other side, the Chile Operating segment expanded 20.9%. Consolidated EBITDA margin improved from 16.0% to 19.3%.
•	Non-operating result totalized a loss of CLP 54,928 million, which compares with a negative result of CLP 39,698 million last year. The higher loss was explained by: (i) a lower result in Foreign currency exchange differences by CLP 27,774 million, concentrated in Argentina, and (ii) a higher loss in Results as per adjustment units by CLP 9,774 million, also mostly concentrated in Argentina. These effects were partially compensated by: (i) a better result in Other gains/(losses) by CLP 10,471 million, mostly explained by derivative contracts[5], (ii) a higher result by CLP 6,276 million in Net financial expenses, and (iii) a better result in Equity and income of JVs and associated by CLP 5,571 million.
•	Income taxes were CLP 18,598 million below last year, explained by a lower income/(loss) before taxes, and a better result on net tax effects of permanent differences, mostly explained by Argentina.
•	Net income, as a result of the above, reached CLP 41,729 million, decreasing 10.9% from a gain of CLP 46,853 million last year.

4 The ARS currency variation against the USD considers 2023 end of period (eop) compared with 2022 (eop). Source: Chilean Central Bank.

5 See Note 32 Other Gain/(Losses) of our Financial Statements as of December 2023

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR (Exhibit 2 & 4)
•	Net sales were down 5.4%, explained by 3.4% lower volumes and 2.0% lower average prices in CLP. The reduction in volumes was driven by: (i) a 2.6% decline in the Chile Operating segment, explained by a deceleration during the second semester due to a weakening demand, which was especially affected by unfavorable weather conditions, (ii) a 4.5% drop in the International Business Operating segment, more than explained by Argentina, as all the other geographies together posted positive volume growth, and (iii) a 14.4% fall in the Wine Operating segment associated with a tough scenario for Chilean wine exports, and a weaker demand in our domestic markets. The lower average prices in CLP were explained by: (i) a 21.5% contraction in the International Business Operating segment, driven by the 356.2%[3] depreciation of the ARS against the USD, partially offset by revenue management initiatives in all the geographies, (ii) a 0.3% decrease in the Wine Operating segment, mainly caused by a negative mix effect in the portfolio due to a sharp drop in exports, and the 3.8%[6] appreciation of the CLP against the USD which impacted negatively export revenues, partially offset by revenue management initiatives in our domestic markets. These effects were almost fully offset by a 7.9% growth in the Chile Operating segment, due to the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio.
•	Cost of sales was down 9.0%, mainly explained by a 5.7% decrease in Cost of sales per hectoliter and the lower volumes. The Chile Operating segment reported a 0.7% expansion in Cost of sales per hectoliter, due to higher costs in malt and sugar which were almost fully offset by better prices in aluminum, PET, energy and efficiencies in manufacturing costs. In the International Business Operating segment, the Cost of sales per hectoliter contracted 23.1% in CLP, largely explained by the translation effect from the application of hyperinflation accounting mentioned above, as in local currency costs were higher due to larger cost in raw materials, inflationary pressures, and the negative impact from the 356.2%[3] devaluation of the ARS against the USD in our USD-linked costs. In the Wine Operating segment, the Cost of sales per hectoliter was flat versus last year.
•	Gross profit reached CLP 1,186,944 million, contracting 0.8% versus last year and Gross margin grew 214 bps, from 44.1% to 46.3%. The drop in Gross profit was explain by a 23.5% fall in the International Business Operating segment, mainly in Argentina, and a 14.9% contraction in the Wine Operating segment. The latter was almost fully compensated by the Chile Operating segment, which expanded Gross profit by 14.8% and Gross margin by 386 basis points, from 41.9% to 45.8%.
•	MSD&A expenses were down 3.3% and, as a percentage of Net sales, increased 80 bps. The decrease was mostly caused by the currency translation effect in Argentina, the latter reflected in a 26.7% drop in the International Business Operating segment. In local currency, MSD&A expenses in Argentina grew due to inflationary pressures. In the Chile Operating segment, MSD&A expenses were up 10.5%, mainly explained by higher marketing and distribution expenses. In the Wine Operating segment, MSD&A expenses grew 3.0%.
•	EBIT reached CLP 253,283 million, an expansion of 9.4%, fully explained by a better result in the Chile Operating segment, due to revenue management efforts and a lower Cost of sales. The performance in Chile, allowed us to more than offset a 48.7% contraction in the Wine Operating segment, mainly associated with a particularly challenging year for exports, and an 8.5% fall in the International Business Operating segment, largely concentrated in Argentina due to an adverse macroeconomic context.
•	EBITDA reached CLP 379,402 million, a 6.0% increase, which as explained in EBIT, was boosted by the Chile Operating segment, which expanded 24.8%, while the International Business Operating segment dropped 16.0% and the Wine Operating segment fell 37.4%. EBITDA margin, at the consolidated level, improved 159 basis points.
•	Non-operating result totalized a loss of CLP 150,125 million versus a negative result of CLP 95,683 million last year. The higher loss was explained by: (i) a higher loss by CLP 45,771 million in Foreign currency exchange differences, mainly driven by Argentina due to the sharp depreciation of the ARS against the USD, (ii) a lower result in Results as per adjustment units by CLP 15,224 million, also concentrated in Argentina, and (iii) a lower result in Equity and income of JVs and associated by
CLP 8,240 million, mainly explained by non-recurrent expenses associated with the route-to-market integration of our JV in Argentina with Danone into our operation. These effects were partially compensated by a lower loss by CLP 15,440 million in Net financial expenses, due to higher Interest income associated with more favorable interest rates.
•	Income taxes were CLP 15,531 million below last year, mostly explained by a lower income/(loss) before taxes, while result on tax effects of permanent differences were stable versus last year.
•	Net income reached a gain of CLP 105,653 million, a 10.6% contraction, explained by the reasons described above.

6 The CLP currency variation against the USD considers 2023 average of period (aop) compared with 2022 (aop). Source: Chilean Central Bank.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment top line decreased 2.2% in 4Q23, due to a 7.3% contraction in volumes, partially compensated with 5.5% higher average prices. Lower volumes were mostly related to a weakening demand, which was especially affected by unfavorable weather conditions, while prices were driven by revenue management initiatives. EBITDA reached CLP 86,925 million, increasing 20.9%, and EBITDA margin improved from 14.2% to 17.5%.

In terms of portfolio development, we launched Mistral Nobel Honey, a new variety of our pisco brand Mistral, and through our brand Manantial, we incorporated new formats of PET single serve bottles, a fast-growing category in Chile. Also, during the quarter our brand Gatorade became sponsor of the Chilean National football team, expanding the commitment of this brand with sports. Finally, to promote returnability, we launched an initiative named “Alianza Retornable” a new returnable 330 cc beer six-pack format, for our beer brands Cristal, Escudo, Royal Guard, Patagonia y Kunstmann.

Regarding sustainability initiatives, in October we celebrated our 5th Sustainability Summit, updating our Sustainability Strategy, which we named “Juntos por un Mejor Vivir”. This update includes 2 pillars: “Our Planet” and “Our People”, addressing 8 main topics. Under “Our Planet” we will cover Water Balance, Circular Vocation, Climate Challenge and Responsible Procurement as main challenges, while Under “Our People”, we will address “SER CCU” Experience, Passion for the Consumer, Conscious Consumption and Country Progress. All of these 8 topics translate into 20 goals by 2030.

In addition, during the quarter once again we participated in Teletón. As part of the participation, we led the eighth version of the initiative "Families recycling in #BilzYPap mode" which invites all Chilean families to recycle PET bottles in more than 500 recycling points across Chile, the largest recycling effort in Chile.

In terms of innovation, CCU as a holding, and two of its subsidiaries, VSPT in wine, and Compañía Pisquera de Chile, in spirits, obtained first places in their respective categories as “Most Innovative Companies Chile 2023”, carried out by ESE Business School and the Universidad de Los Andes.

Worth to mention is the wildfire that has affected an urban area of the central part of Chile this summer. As a company, we are always present at times that Chile is facing adversities. Accordingly, we reacted rapidly in assistance thousands of people, firemen and volunteers through bottled water, energetic and isotonic drinks. As usual, we also carried out a 1+1 donation campaign with our employees, aligned to the magnitude of this tremendous disaster. This particular fire has been declared as the worst catastrophe in Chile after the earthquake back in 2010.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales dropped 90.3%, mainly as a result of a contraction of 89.4% in average prices in CLP, due to the impact of hyperinflation accounting stated above, as prices in local currency evolved in line with inflation. Volumes contracted 8.3%, fully explained by Argentina, as all the other geographies posted positive volume growth. EBITDA reached CLP 22,096 million, a 53.7% contraction.

In terms of brands, we incorporated a new format for the beer Amstel in Bolivia, a 473 cc can, to keep boosting this successful launch of 2023 in that country. Also, we presented Heineken Silver in Paraguay, broadening the Heineken brand in the countries where we operate.

WINE OPERATING SEGMENT

In the Wine Operating segment, revenues were down 11.7%, mainly explained by an 8.8% decrease in volumes, driven by a 10.2% decrease in the Chile domestic market and a 5.6% contraction in exports from Chile. Average prices contracted by 3.1%, mainly due to the impact of hyperinflation accounting stated above and a stronger CLP against the USD which impacted negatively our export revenues, partially offset by revenue management initiatives in our domestic markets. EBITDA reached CLP 10,539 million, decreasing 21.3%.

In the quarter, our brand Misión, under its "Medium Sweet" wine line, added the Carmenere style into its current portfolio, Red Blend, Cabernet Sauvignon, and Sauvignon Blanc varieties, in order to further strengthening the value proposition to our consumers.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve-month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2023)
Fourth Quarter	2023	2022	Total Change %
	(CLP million)
Net sales	572,607	768,362	(25.5)
Cost of sales	(308,338)	(413,276)	(25.4)
% of Net sales	53.8	53.8	6 bps
Direct costs	(255,679)	(336,836)	(24.1)
Manufacturing costs	(52,659)	(76,440)	(31.1)
Gross profit	264,269	355,086	(25.6)
% of Net sales	46.2	46.2	(6) bps
MSD&A	(181,973)	(262,320)	(30.6)
% of Net sales	31.8	34.1	(236) bps
Other operating income/(expenses)	2,741	910	201.1
EBIT	85,038	93,676	(9.2)
EBIT margin %	14.9	12.2	266 bps
Net financial expenses	(11,206)	(17,482)	(35.9)
Equity and income of JVs and associated	2,490	(3,081)	(180.8)
Foreign currency exchange differences	(30,015)	(2,241)	>500
Results as per adjustment units	(8,144)	1,630	>500
Other gains/(losses)	(8,053)	(18,524)	(56.5)
Non-operating result	(54,928)	(39,698)	38.4
Income/(loss) before taxes	30,110	53,978	(44.2)
Income taxes	17,693	(905)	>500
Net income for the period	47,803	53,073	(9.9)

Net income attributable to:
The equity holders of the parent	41,729	46,853	(10.9)
Non-controlling interest	(6,073)	(6,220)	(2.4)

EBITDA	110,556	122,725	(9.9)
EBITDA margin %	19.3	16.0	334 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	112.9	126.8	(10.9)
Earnings per ADR (CLP)	225.9	253.6	(10.9)

Depreciation	25,518	29,049	12.2
Capital Expenditures	29,804	55,153	(46.0)

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2023)
YTD as of December	2023	2022	Total Change %
	(CLP million)
Net sales	2,565,556	2,711,435	(5.4)
Cost of sales	(1,378,612)	(1,514,925)	(9.0)
% of Net sales	53.7	55.9	(214) bps
Direct costs	(1,090,287)	(1,188,931)	(8.3)
Manufacturing costs	(288,325)	(325,995)	(11.6)
Gross profit	1,186,944	1,196,510	(0.8)
% of Net sales	46.3	44.1	214 bps
MSD&A	(936,272)	(967,924)	(3.3)
% of Net sales	36.5	35.7	80 bps
Other operating income/(expenses)	2,611	2,845	(8.2)
EBIT	253,283	231,431	9.4
EBIT margin %	9.9	8.5	134 bps
Net financial expenses	(37,621)	(53,060)	(29.1)
Equity and income of JVs and associated	(19,218)	(10,978)	75.1
Foreign currency exchange differences	(65,945)	(20,173)	226.9
Results as per adjustment units	(14,026)	1,199	>500
Other gains/(losses)	(13,316)	(12,670)	5.1
Non-operating result	(150,125)	(95,683)	56.9
Income/(loss) before taxes	103,158	135,748	(24.0)
Income taxes	15,267	(264)	>500
Net income for the period	118,425	135,484	(12.6)

Net income attributable to:
The equity holders of the parent	105,653	118,168	(10.6)
Non-controlling interest	(12,773)	(17,316)	(26.2)

EBITDA	379,402	357,929	6.0
EBITDA margin %	14.8	13.2	159 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	285.9	319.8	10.6
Earnings per ADR (CLP)	571.9	639.6	10.6

Depreciation	126,119	126,497	0.3
Capital Expenditures	129,448	203,603	(36.4)

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	6,280	6,772	(7.3)	2,736	2,983	(8.3)	340	373	(8.8)
Net sales	496,226	507,263	(2.2)	19,207	197,131	(90.3)	63,430	71,834	(11.7)
Net sales (CLP/HL)	79,017	74,902	5.5	7,021	66,086	(89.4)	186,345	192,405	(3.1)
Cost of sales	(266,973)	(286,817)	(6.9)	(6,915)	(90,176)	(92.3)	(35,964)	(43,728)	(17.8)
% of Net sales	53.8	56.5	(274) bps	36.0	45.7	(974) bps	56.7	60.9	(417) bps
Direct costs	(217,206)	(232,548)	(6.6)	(10,981)	(75,160)	(85.4)	(28,711)	(35,111)	(18.2)
Manufacturing costs	(49,767)	(54,270)	(8.3)	4,066	(15,016)	(127.1)	(7,253)	(8,617)	(15.8)
Gross profit	229,253	220,446	4.0	12,292	106,955	(88.5)	27,466	28,106	(2.3)
% of Net sales	46.2	43.5	274 bps	64.0	54.3	974 bps	43.3	39.1	417 bps
MSD&A	(164,438)	(167,645)	(1.9)	12,163	(65,579)	(118.5)	(20,554)	(17,701)	16.1
% of Net sales	33.1	33.0	9 bps	63.3	33.3	3,006 bps	32.4	24.6	776 bps
Other operating income/(expenses)	1,640	(97)	>500	6	448	(98.8)	895	487	83.7
EBIT	66,455	52,703	26.1	24,460	41,824	(41.5)	7,807	10,893	(28.3)
EBIT margin	13.4	10.4	300 bps	127.3	21.2	10,613 bps	12.3	15.2	(286) bps
EBITDA	86,925	71,903	20.9	22,096	47,755	(53.7)	10,539	13,383	(21.3)
EBITDA margin	17.5	14.2	334 bps	115.0	24.2	9,081 bps	16.6	18.6	(202) bps

	4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(23)	(31)	(25.1)	9,332	10,097	(7.6)
Net sales	(6,256)	(7,866)	(20.5)	572,607	768,362	(25.5)
Net sales (CLP/HL)				61,356	76,095	(19.4)
Cost of sales	1,514	7,445	(79.7)	(308,338)	(413,276)	(25.4)
% of Net sales				53.8	53.8	6 bps
Direct costs	1,220	5,983	(79.6)	(255,679)	(336,836)	(24.1)
Manufacturing costs	294	1,463	(79.9)	(52,659)	(76,440)	(31.1)
Gross profit	(4,742)	(421)	1,026.1	264,269	355,086	(25.6)
% of Net sales				46.2	46.2	(6) bps
MSD&A	(9,143)	(11,395)	(19.8)	(181,973)	(262,320)	(30.6)
% of Net sales				31.8	34.1	(236) bps
Other operating income/(expenses)	201	72	179.1	2,741	910	201.1
EBIT	(13,684)	(11,744)	16.5	85,038	93,676	(9.2)
EBIT margin				14.9	12.2	266 bps
EBITDA	(9,003)	(10,316)	(12.7)	110,556	122,725	(9.9)
EBITDA margin				19.3	16.0	334 bps

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	22,781	23,388	(2.6)	9,095	9,527	(4.5)	1,347	1,573	(14.4)
Net sales	1,758,971	1,673,349	5.1	586,484	782,563	(25.1)	252,825	296,350	(14.7)
Net sales (CLP/HL)	77,211	71,548	7.9	64,482	82,145	(21.5)	187,698	188,356	(0.3)
Cost of sales	(953,938)	(972,143)	(1.9)	(285,512)	(389,026)	(26.6)	(156,503)	(183,138)	(14.5)
% of Net sales	54.2	58.1	(386) bps	48.7	49.7	(103) bps	61.9	61.8	10 bps
Direct costs	(770,479)	(778,643)	(1.0)	(213,849)	(291,609)	(26.7)	(124,085)	(146,429)	(15.3)
Manufacturing costs	(183,459)	(193,501)	(5.2)	(71,663)	(97,417)	(26.4)	(32,418)	(36,709)	(11.7)
Gross profit	805,033	701,206	14.8	300,972	393,538	(23.5)	96,323	113,212	(14.9)
% of Net sales	45.8	41.9	386 bps	51.3	50.3	103 bps	38.1	38.2	(10) bps
MSD&A	(601,497)	(544,220)	10.5	(243,405)	(332,194)	(26.7)	(77,363)	(75,132)	3.0
% of Net sales	34.2	32.5	167 bps	41.5	42.4	(95) bps	30.6	25.4	525 bps
Other operating income/(expenses)	1,050	(233)	>500	(13)	1,570	(100.9)	1,059	966	9.6
EBIT	204,586	156,753	30.5	57,553	62,913	(8.5)	20,019	39,046	(48.7)
EBIT margin	11.6	9.4	226 bps	9.8	8.0	177 bps	7.9	13.2	(526) bps
EBITDA	283,409	227,006	24.8	85,564	101,823	(16.0)	32,184	51,375	(37.4)
EBITDA margin	16.1	13.6	255 bps	14.6	13.0	158 bps	12.7	17.3	(461) bps

	4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(87)	(167)	(48.1)	33,137	34,321	(3.4)
Net sales	(32,725)	(40,828)	(19.8)	2,565,556	2,711,435	(5.4)
Net sales (CLP/HL)				77,423	79,003	(2.0)
Cost of sales	17,341	29,382	(41.0)	(1,378,612)	(1,514,925)	(9.0)
% of Net sales				53.7	55.9	(214) bps
Direct costs	18,127	27,750	(34.7)	(1,090,287)	(1,188,931)	(8.3)
Manufacturing costs	(785)	1,632	(148.1)	(288,325)	(325,995)	(11.6)
Gross profit	(15,384)	(11,446)	34.4	1,186,944	1,196,510	(0.8)
% of Net sales				46.3	44.1	214 bps
MSD&A	(14,007)	(16,378)	(14.5)	(936,272)	(967,924)	(3.3)
% of Net sales				36.5	35.7	80 bps
Other operating income/(expenses)	516	542	(4.8)	2,611	2,845	(8.2)
EBIT	(28,875)	(27,282)	5.8	253,283	231,431	9.4
EBIT margin				9.9	8.5	134 bps
EBITDA	(21,755)	(22,275)	(2.3)	379,402	357,929	6.0
EBITDA margin				14.8	13.2	159 bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31
	2023	2022
	(CLP million)
ASSETS
Cash and cash equivalents	618,154	597,082
Other current assets	983,529	1,064,867
Total current assets	1,601,683	1,661,948

PP&E (net)	1,273,988	1,356,846
Other non current assets	548,275	576,284
Total non current assets	1,822,263	1,933,131
Total assets	3,423,946	3,595,079

LIABILITIES
Short term financial debt	114,294	195,000
Other liabilities	573,189	602,153
Total current liabilities	687,483	797,152

Long term financial debt	1,268,308	1,207,013
Other liabilities	130,773	154,944
Total non current liabilities	1,399,081	1,361,958
Total Liabilities	2,086,564	2,159,110

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(240,200)	(90,712)
Retained earnings	895,872	843,045
Total equity attributable to equity holders of the parent	1,218,365	1,315,026
Non - controlling interest	119,018	120,943
Total equity	1,337,383	1,435,969
Total equity and liabilities	3,423,946	3,595,079

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,382,602	1,402,013

Net Financial Debt	764,448	804,931

Liquidity ratio	2.33	2.08
Total Financial Debt / Capitalization	0.51	0.49
Net Financial Debt / EBITDA	2.01	2.25

PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	Fourth Quarter of
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the period	626,526	635,484
Net cash inflows from operating activities	88,416	67,808
Net cash (outflow) from investing activities	(26,181)	(61,289)
Net cash (outflow) flow from financing activities	(59,106)	21,557
Net (decrease) increase in cash and cash equivalents	3,129	28,077
Effects of exchange rate changes on cash and cash equivalents	(11,501)	(66,480)
Increase (decrease) in cash and cash equivalents	(8,372)	(38,403)
Cash and cash equivalents at end of the period	618,154	597,082

	As of December 31 of
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the year	597,082	265,568
Net cash inflows from operating activities	294,097	45,937
Net cash (outflow) from investing activities	(137,232)	(236,457)
Net cash (outflow) flow from financing activities	(118,036)	537,102
Net (decrease) increase in cash and cash equivalents	38,829	346,582
Effects of exchange rate changes on cash and cash equivalents	(17,757)	(15,069)
Increase (decrease) in cash and cash equivalents	21,072	331,514
Cash and cash equivalents at end of the period	618,154	597,082

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina
	Fourth Quarter of
	2023	2022
	(CLP million)
Consolidated EBITDA	110,556	122,725
Impact of IAS 29 in accumulated results in Argentina	(24,018)	(7,476)
Impact of IAS 29 in the International Business Operating segment	(22,804)	(7,275)
Impact of IAS 29 in the Wine Operating segment	(1,215)	(201)
Consolidated EBITDA excluding the impact of IAS 29	134,574	130,201

	Fourth Quarter of
	2023	2022
	(CLP million)
Consolidated EBIT	85,038	93,676
Impact of IAS 29 in accumulated results in Argentina	(14,091)	(3,314)
Impact of IAS 29 in the International Business Operating segment	(13,333)	(3,310)
Impact of IAS 29 in the Wine Operating segment	(757)	(4)
Consolidated EBIT excluding the impact of IAS 29	99,129	96,990

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 27, 2024